Exhibit 99.1

NewsRelease

TransCanada Announces Open Season Results for
Zephyr Power Transmission Project

CALGARY, Alberta – May 20, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has concluded a successful open season for the Zephyr Power Transmission (Zephyr) project and has signed precedent agreements for the full 3,000 megawatts (MW) of capacity with renewable energy developers in Wyoming. The three creditworthy wind developers are Pathfinder Renewable Wind Energy LLC, Horizon Wind Energy LLC, and BP Wind Energy NA Inc.

“These precedent agreements are a clear indication of wind developer support for significant export transmission capacity for renewable energy out of Wyoming into the southwest markets,” said Hal Kvisle, TransCanada’s president and chief executive officer. “However, support from key markets and a positive regulatory environment are necessary before we start the significant siting and permitting activities required to construct the project.”

The proposed Zephyr project is a 1,000 mile (1,600 kilometre), 500 kilovolt, high voltage direct current line designed to move 3,000 MW of wind-generated electricity from Wyoming to power markets in the southwest U.S. at a cost of approximately US$3 billion. Should Zephyr proceed to construction, major capital spending would start in late 2013 with a targeted timeframe for commercial operations of late 2015/early 2016.

Zephyr would significantly contribute to economic development in the western states, enhance resource diversity, increase energy security, reduce greenhouse gas emissions and would promote U.S. national and state policy goals to facilitate construction of new renewable energy generation.

As part of the siting and permitting process, formal consultation with landowners, public officials, agencies and other interested parties will ramp up as satisfactory regulatory, political and market conditions are clarified.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Pathfinder Renewable Wind Energy, LLC (Pathfinder), head quartered near Alcova, Wyoming, owns and operates Wyoming’s historic Pathfinder Ranch.  Pathfinder is advancing the development of new wind generation assets and expanded power transmission for markets in the southwest.  Pathfinder and its partnering ranchers are leaders in enhancing wildlife habitat while preserving America’s ranching heritage and meeting the nation’s desire for green energy.  Its wind energy vision is based on an appreciation for Wyoming’s rural economies, communities, wildlife, scenic viewsheds and cultural resources.  Sammons Power Development, Inc., a subsidiary of Dallas-based Sammons Enterprises, Inc. with assets approaching $40 billion, is the lead partner in Pathfinder.  Find Pathfinder online at www.pathfinderwind.com or contact: John J. Reed, 888-491-0002

Horizon Wind Energy LLC (Horizon) develops, constructs, owns and operates wind farms throughout North America. Based in Houston, Texas with over 20 offices and over 20 wind farms across the United States, Horizon has developed more than 3,400 MW and operates over 2,800 MW of wind farms.   Horizon is owned by EDP Renováveis S.A. (EDPR), a global leader in the renewable energy sector that designs, develops, manages and operates power plants that generate electricity using renewable energy sources. With a sound development pipeline, first class assets and market-leading operating capacity, EDPR has undergone exceptional development in recent years. EDPR is listed on the Euronext Lisbon Stock Exchange.

Energias de Portugal, S.A. (EDP), the parent company of EDPR, is a vertically-integrated utility company, headquartered in Lisbon, Portugal. Through its various constituent businesses, EDP holds significant electricity and gas operations in Europe, Brazil, and the United States.  For more information, visit www.horizonwind.com and www.edprenovaveis.com.

BP Wind Energy NA is a wholly owned subsidiary of BP, one of the world’s leading energy companies.  BP Wind Energy NA is a principal owner and operator of wind power facilities with interests in eight operating wind farms.  BP Wind Energy NA has a gross generating capacity of more than 1,200 MW, enough to provide electricity for a city the size of Washington DC. BP America is the largest producer of oil and natural gas in the United States and one of the nation’s largest energy investors. For more information, visit the company’s web sites at www.bpalternativenergy.com and www.bp.com/us

TransCanada Forward-Looking Information
This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, including anticipated construction and completion dates, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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